STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	June 21, 2006 #SRU-15-06
Corporate Office:
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Website: http://www.starfieldres.com	Page 1 of 1
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

STARFIELD APPOINTS CHIEF FINANCIAL OFFICER

VANCOUVER, B.C. (June 21, 2006) – Starfield Resources Inc. (TSX.V: SRU and OTC BB:SRFDF) (“Starfield” or “the Company”), in keeping with the Company’s commitment to strengthen its senior management team, is pleased to announce the appointment of David R. Lewis as Chief Financial Officer. Mr. Lewis has over 35 years of corporate finance-related business experience and is currently CFO of Aurelian Resources Inc. (ARU: TSX.V), a junior mining exploration company with gold properties in Ecuador; director and chairman of the Audit Committee of Revett Minerals Inc. (RVM:TO), a producing copper mine and silver project in northwest Montana. From August 2004 to April 2006 he was CFO of Fiber Optic Systems Technology Inc. (FOX:TSX.V), a technology company in the Oil & Gas sector. Mr. Lewis obtained his Chartered Accountant designation in 1974 while with Coopers & Lybrand in Toronto and received a Bachelor of Engineering (Metallurgy) in 1969 from Dalhousie University in Halifax.

On behalf of the Board of Directors,

“Glen Indra”

Glen Indra, President, CFO

Caution concerning forward-looking statements
This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1993, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

For further information contact:

Michael Joyner	or	Leif Smither
The Equicom Group		Starfield Resources
416-815-0700 ext.275		1-877-233-2244
mjoyner@equicomgroup.com		www.starfieldres.com